UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

September 25, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $710,000 Phoenix Autocallable Notes due October 8, 2014 Linked to the Common Stock of Prudential Financial, Inc.

•                  $480,000 Phoenix Autocallable Notes due October 8, 2014 Linked to the Ordinary Shares of UBS AG

•                  $3,000,000 Callable Contingent Coupon Notes due September 24, 2015 Linked to the Common Stock of Tesoro Corporation

•                  $920,000 Phoenix Autocallable Notes due October 8, 2014 Linked to the Common Stock of Macy’s Inc.

•                  $2,440,000 Phoenix Autocallable Notes due October 8, 2014 Linked to the Common Stock of Broadcom Corporation

•                  $250,000 Autocallable Reverse Convertible Notes Due October 8, 2014 Linked to the Class A Common Stock of Lennar Corporation

•                  $9,469,620 Trigger Phoenix Autocallable Optimization Securities  linked to the common stock of Microsoft Corporation due September 26, 2018

•                  $12,274,700 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of The Hartford Financial Services Group, Inc. due September 26, 2018

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: September 25, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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